UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)    May 12, 2020

NORWOOD FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	0-28364	23-2828306
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Main Street, Honesdale, Pennsylvania	18431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:    (570) 253-1455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	NWFL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

NORWOOD FINANCIAL CORP.

INFORMATION TO BE INCLUDED IN THE REPORT

Item 8.01	Other Events.

On May 12, 2020, Norwood Financial Corp. (“Norwood”) issued a press release announcing that, due to public health concerns around the coronavirus pandemic (COVID-19) and to support the health and well-being of shareholders, employees and the community, the location of the Annual Meeting of Stockholders of Norwood to be held on May 26, 2020 at 11:00 a.m. local time (“Annual Meeting”) has been changed and will be held over the internet in a virtual meeting format only. You will not be able to attend the Annual Meeting in person. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Attached as Exhibit 99.2 is a copy the Notice of Change of Location of the Annual Meeting of Stockholders of Norwood that is being mailed on or about May 12, 2020, to Norwood stockholders of record as of April 15, 2020, the voting record date for the Annual Meeting. The purpose of the Annual Meeting is to consider and vote on the previously announced Agreement and Plan of Merger, dated January 8, 2020 (the “merger agreement”), by and among Norwood, Wayne Bank, UpState New York Bancorp, Inc. (“UpState”) and other matters as described in the previously distributed joint proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description of Exhibit

99.1	Press Release dated May 12, 2020 issued by Norwood Financial Corp.

99.2	Notice of Change of Location of the Annual Meeting of Stockholders of Norwood.

Forward-Looking Statements

This Current Report on Form 8-K and the press release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Norwood’s and UpState’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Norwood and UpState may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of UpState or Norwood may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Norwood’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Norwood or UpState or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Norwood and UpState do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Other Information

In connection with the proposed merger, Norwood filed a Registration Statement on Form S-4 (File No. 333-237277) with the SEC, to register the shares of Norwood common stock to be issued in connection with the proposed transaction. The Registration Statement, as amended, was declared effective by the SEC on April 17, 2020, and includes the joint proxy statement/prospectus of Norwood and UpState which was mailed on or about April 21, 2020, to stockholders of Norwood and UpState, seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF NORWOOD AND UPSTATE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NORWOOD, UPSTATE AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the Registration Statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Norwood and UpState, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, including the joint proxy statement/prospectus, and the filings with the SEC that have been incorporated by reference in the joint proxy statement/prospectus can also be accessed for free on Norwood’s website at www.waynebank.com/stockholder-services or by directing a written request to UpState New York Bancorp, Inc., 389 Hamilton Street, Geneva, New York 14456, Attention: Corporate Secretary. Norwood, UpState and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Norwood’s directors and executive officers is available in its definitive joint proxy statement/prospectus, which was filed with the SEC on April 21, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, and certain of its Current Reports on Form 8-K. UpState’s directors and executive officers who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction are R. Michael Briggs, Robert W. Sollenne, Scott White, Jeffrey E. Franklin, H. Todd Bullard, H. Taylor Fitch

III, Jeffrey S. Gifford, Jeffrey K. Haggerty, Murray P. Heaton, J. Michael Moffat, Alexandra K. Nolan and Steven C. Smith. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus, which was filed with the SEC on April 21, 2020. Free copies of these documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORWOOD FINANCIAL CORP.

Date: May 12, 2020	By:	/s/ Lewis J. Critelli
Lewis J. Critelli
President and Chief Executive Officer (Duly Authorized Representative)